Exhibit 99.1

TuanChe Announces Unaudited First Half 2022 Financial Results

BEIJING, September 29, 2022 (PRNewswire) – TuanChe Limited (“TuanChe,” “Company,” “we” or “our”) (NASDAQ: TC), a leading integrated automotive marketplace in China, today announced its unaudited financial results for the six months ended June 30, 2022.

Key First Half 2022 Financial and Operating Metrics Compared with the Prior Year Period

●	Net revenues decreased by 58.2% to RMB89.2 million (US$13.3 million) from RMB213.3 million.
●	Gross profit decreased by 55.4% to RMB72.3 million (US$10.8 million) from RMB161.9 million.
●	The number of auto shows organized during the first half of 2022 decreased by 78.1% to 61 in 49 cities from 278 auto shows in 133 cities across China.
●	The number of automobile sale transactions facilitated during the first half of 2022 decreased by 74.2% to 16,591 from 64,187, and the gross merchandise volume of new automobiles sold during the first half of 2022 decreased by 73.3% to RMB2.4 billion (US$0.4 billion) from RMB9.0 billion.
●	Sales operations covered 79 cities as of June 30, 2022, compared to 119 cities as of December 31, 2021 and 125 cities as of June 30, 2021.

Mr. Wei Wen, TuanChe’s Chairman and CEO, commented, “In the face of significant challenges posed by the weak macro environment and large-scale, multi-location COVID-19 outbreaks that caused severe operational disruptions along the automotive industry chain, our net revenues for the first half of 2022 came in at RMB89.2 million, down by 58.2% year over year. While our offline automotive marketing services business suffered from a prolonged external impact of these events, we continued to enhance our data analysis capabilities with profound customer insights and pursue business innovations with creative marketing solutions, resulting in a substantial year-over-year increase of 87.4% in net revenues generated from our online marketing services. Meanwhile, we are excited to see new energy vehicles’ (“NEV”) sustained growth momentum in China and are making solid progress on expanding our business into electric vehicle manufacturing. Looking ahead, we will remain focused on improving operation efficiency and strengthening our core competencies in marketing services as we strive to fulfill China’s surging EV demand to propel our future growth.”

Mr. Chenxi Yu, TuanChe’s Deputy Chief Financial Officer, added, “In the first half of 2022, auto supply chain, production and our offline operations were materially affected by the pandemic resurgence, leading to a decrease in the number of our auto shows as well as our net revenues. As we continued to execute disciplined cost management measures, our operating expenses for the first half of 2022 declined by 38.4% year over year. Against the backdrop of ongoing uncertainties surrounding the pandemic, we will continue to streamline our organization, optimize our resource allocation, and enhance our underlying marketing service capabilities while forging ahead with our EV manufacturing strategy to capture growth opportunities in the post-pandemic era.”

Recent Business Developments

●	COVID-19 Impact

As the COVID-19 pandemic was largely under control in China, the Company had gradually resumed offline operations in some cities since the end of May 2020, with the pace of recovery subject to the ongoing development of the COVID-19 pandemic and the relevant government guidance. COVID-19 and its variants continue to generate uncertainties in the Company’s business with reported cases in several regions including but not limited to Shanghai and Beijing, as well as Guangdong, Jiangsu, Hebei, Shandong, Fujian, Heilongjiang and Liaoning provinces in the first half of 2022. As such the Company has been unable to hold offline auto shows in certain cities, which have further impacted the Company’s financial conditions and cash flow. See “Business Outlook” for the Company’s current and preliminary views on the impact of COVID-19 on the auto market and operational conditions for the second half of 2022. The Company also continues to closely monitor both the development of the pandemic and regulatory responses and restrictions as well as the impact on the Company’s business, results of operations, financial conditions and cash flow. Moreover, the Company has implemented and will continue to implement measures to adjust the pace of business operations and conserve resources and may resort to other cost cutting measures for cash flow management.

Unaudited First Half 2022 Financial Results

Net Revenues

Net revenues in the first half of 2022 decreased by 58.2% to RMB89.2 million (US$13.3 million) from RMB213.3 million in the same period of the prior year, primarily due to an 84.0% year-over-year decrease in revenues generated from offline marketing services to RMB25.7 million (US$3.8 million) from RMB160.0 million in the same period of the prior year.

●	Offline marketing services. Net revenues generated from auto shows decreased by 84.0% to RMB25.2 million (US$3.8 million) in the first half of 2022 from RMB158.1 million in the same period of the prior year, and net revenues generated from special promotion events decreased by 77.6% to RMB0.4 million (US$0.1 million) in the first half of 2022 from RMB1.9 million in the same period of the prior year. The decrease in revenues from offline marketing services was primarily due to a reduced number of offline activities as a result of tightened government restrictions in response to regional COVID-19 outbreaks.
●	Referral service for a commercial bank. Net revenues generated from referral service for a commercial bank decreased by 21.0% to RMB26.5 million (US$4.0 million) in the first half of 2022 from RMB33.5 million in the same period of the prior year, primarily because the Company has ceased operation of the referral services since April 1, 2022.
●	Online marketing services and others. Net revenues generated from online marketing services and others increased by 87.4% to RMB37.1 million (US$5.5 million) in the first half of 2022 from RMB19.8 million in the same period of the prior year, primarily due to the increase in the live streaming events held by the Company and its newly launched online promotion services.

Gross Profit

Gross profit decreased by 55.4% to RMB72.3 million (US$10.8 million) in the first half of 2022 from RMB161.9 million in the same period of the prior year. Gross margin was 81.0% in the first half of 2022 compared to 75.9% in the same period of the prior year, primarily attributable to the change in our revenue composition.

Total Operating Expenses and Loss from Operations

Total operating expenses decreased by 38.4% to RMB116.5 million (US$17.4 million) in the first half of 2022 from RMB189.2 million in the same period of the prior year.

●	Selling and marketing expenses decreased by 45.2% to RMB77.2 million (US$11.5 million) in the first half of 2022 from RMB140.8 million in the same period of the prior year, primarily due to a decrease in promotion expenses and staff compensation expenses, as a result of decreased volume of offline events and the optimization of the Company’s workforce.
●	General and administrative expenses decreased by 12.1% to RMB26.9 million (US$4.0 million) in the first half of 2022 from RMB30.6 million in the same period of the prior year, primarily due to a decrease in the general and administrative staff compensation expenses and allowance for doubtful accounts, as a result of the optimization of the company’s workforce and the strengthened collection of accounts receivable.
●	Research and development expenses decreased by 30.2% to RMB12.4 million (US$1.8 million) in the first half of 2022 from RMB17.7 million in the same period of the prior year, primarily due to decrease in the research and development staff compensation expenses, as a result of the optimization of the company’s workforce.

As a result of the foregoing, loss from operations increased by 62.5% to RMB44.3 million (US$6.6 million) in the first half of 2022 from RMB27.2 million in the same period of the prior year.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the first half of 2022 increased by 148.6% to RMB56.2 million (US$8.4 million) from RMB22.6 million in the same period of the prior year. Basic and diluted loss per ordinary share were both RMB0.18 (US$0.03) in the first half of 2022 compared with RMB0.07 in the same period of the prior year.

Adjusted net loss attributable to the Company’s shareholders in the first half of 2022 increased by 115.8% to RMB34.4 million (US$5.1 million) from RMB15.9 million in the same period of the prior year. Adjusted basic and diluted net loss per ordinary share were both RMB0.11 (US$0.02) in the first half of 2022 compared with RMB0.05 in the same period of the prior year. (1)

Adjusted EBITDA was a loss of RMB30.8 million (US$4.6 million) in the first half of 2022 compared with a loss of RMB11.8 million in the same period of the prior year. (1)

(1)

For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net loss attributable to the Company’s shareholders, adjusted net loss per ordinary share and adjusted EBITDA, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP and GAAP Results.”

Balance Sheet and Cash Flow

As of June 30, 2022, the Company had RMB32.2 million (US$4.8 million) cash and cash equivalents and RMB7.9 million (US$1.2 million) restricted cash. Net cash used in operating activities in the first half of 2022 was RMB55.4 million (US$8.3 million) compared with net cash used in operating activities of RMB40.3 million in the same period of the prior year.

Business Outlook

For the second half of 2022, the Company expects net revenues to range from approximately RMB100.0 million to RMB120.0 million, representing an approximate year-over-year decrease of 30.7% to 16.8%. This is primarily attributable to the estimated declining number of offline events that is expected to be held in the second half year of 2022 (including auto shows and special promotion events) due to the decrease in government approval granted for offline activities in response to regional COVID-19 outbreaks.

This forecast reflects the Company’s current and preliminary views on the market and operational conditions as well as the influence of the COVID-19 pandemic, which are subject to change.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2022, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, business outlook, as well as the length and severity of the COVID-19 pandemic and its impact on the Company’s business and industry, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited condensed consolidated quarterly financial information which are presented in accordance with U.S. GAAP, the Company also uses adjusted net loss attributable to the Company’s shareholders, adjusted net loss per ordinary share and adjusted EBITDA as additional non-GAAP financial measures. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance. The Company also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods and to those of the Company’s peer companies.

The Company defines adjusted net loss as net loss excluding the impact of share-based compensation expenses, change of guarantee liability, impairment of long-term investment and impairment of long-lived assets. The Company defines adjusted net loss per ordinary share as adjusted net loss divided by the weighted average number of ordinary shares. The Company defines adjusted EBITDA as net loss excluding the impact of depreciation and amortization, interest income, net, share-based compensation expenses, change of guarantee liability, impairment of long-term investment and impairment of long-lived assets. The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s operating results. These non-GAAP financial measures are adjusted for the impact of items that the Company does not consider indicative of the operational performance of the Company’s business, and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance.

In addition, the non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income, net, depreciation and amortization, share-based compensation expenses, change of guarantee liability, impairment of long-term investment and impairment of long-lived assets have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of these non-GAAP measures. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited
Investor Relations
Tel: +86 (10) 6397-6232
Email: ir@tuanche.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: tuanche@tpg-ir.com

Yang Song
Tel: +86 (10) 6508-0677
Email: tuanche@tpg-ir.com